

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

January 21, 2021

Yusheng Huang
President, Chief Executive Officer, and Chief Financial Officer
Huale Acoustics Ltd
13th Floor, Building B1, Wisdom Plaza
Qiaoxiang Road, Nanshan District
Shenzhen, Guangdong Province, China 518000

> **Re: Huale Acoustics Ltd**
> **Registration Statement on Form F-1**
> **Filed December 31, 2020**
> **File No. 333-251850**

Dear Mr. Huang:

This is to advise you that we have not reviewed and will not review your registration statement.

Please refer to Rules 460 and 461 regarding requests for acceleration. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

Please contact Taylor Beech at 202-551-4515 with any questions.

Sincerely,

Division of Corporation Finance
Office of Trade & Services

cc: Henry Schlueter